February 22, 2006

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
450 5th Street, N.W.
Washington, D.C. 20549-1004

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Mr. Minore:

On behalf of the Trust and its series, the Greenville Small Cap Growth Fund (the “Fund”), this letter is in response to your comments and suggestions provided telephonically on February 13, 2006 regarding the Fund’s Preliminary Proxy Statement filed with the Securities and Exchange Commission (“SEC”) on Schedule 14A on February 3, 2006.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Funds and their management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither the Funds nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

RESPONSES TO ORAL COMMENTS DATED FEBRUARY 13, 2006

General

1.	We note that the Board of Trustees approved the Interim Advisory Agreement on December 1, 2005. Please clarify whether the Interim Advisory Agreement was approved at an in-person meeting of the Board.

The Trust responds that the Interim Advisory Agreement was approved at an in-person meeting of the Board of Trustees and has revised the proxy statement as appropriate.

Proposal No. 1 (“Executive Officers and Directors of GCM”)

2.
We note that the executive officers and directors’ table in the proxy statement does not appear to include the principal occupation of each person disclosed. Please revise the table to clarify each person’s principal occupation.

The Trust has revised the executive officers and directors table to read as follows:

Name	Position and Principal Occupation with GCM
Robert D. Strauss	Director, Senior Vice President, Portfolio Manager/CIO
Charles S. Cruice	Director, President, Analyst
Jeffrey C. Rugen	Director, Vice President, Head Trader
William R. Powell	Independent Director, retired since December 1989

*   *   *   *   *   *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact Angela L. Pingel at U.S. Bancorp Fund Services, LLC, by telephone at 414/765-5348.

Sincerely,

/s/ Angela L. Pingel

Angela L. Pingel
for PROFESSIONALLY MANAGED PORTFOLIOS

cc: Gregory T. Pusch, Paul, Hastings Janofsky, & Walker LLP